Dimensional

June 8, 2021

Via EDGAR

Matthew Williams
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. Williams

Re:	Registration Statement on Form N-14 of
Dimensional ETF Trust (the “Registrant”)
File No. 333-255889

Dear Mr. Williams:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by Mr. Williams on May 28, 2021 to Jana L. Cresswell, Esq. of Stradley Ronon Stevens & Young, LLP with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of two series  (the “Target Portfolios”) of DFA Investment Dimensions Group Inc. (“DFAIDG) into corresponding series (the “Acquiring Portfolios”) of the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 7, 2021 pursuant to Rule 488 under the Securities Act of 1933 (the “Securities Act”).

Below the Registrant has provided your comments and the Registrant’s response to each comment.  These responses, except as otherwise noted below, will be incorporated into a definitive copy of the Information Statement/Prospectus filed pursuant to Rule 497(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement. All page numbers referenced below are the page numbers of the Registration Statement filed on May 7, 2021 and the page numbers where disclosure appears may change in the definitive copy of the Information Statement/Prospectus.

The Registrant understands that management is responsible for the accuracy and adequacy of the disclosures not withstanding any review comment or action of the staff of the SEC.

1. Comment. Please confirm that there are no material differences in accounting or tax policies related to the conversion to ETFs. For example, no changes related to impacts from in-kind policies, associated fees on in-kind transactions, or a previous 18f-1 election.

Response.  The Registrant confirms that there are no material differences in accounting or tax policies related to the conversion to ETFs that are not already otherwise disclosed in the Information Statement/Prospectus. The specifics of the in-kind polices and associated fees on in-kind transactions with respect to the Acquiring Portfolios, which operate as ETFs, are not included in the Information Statement/Prospectus because this information is not material information for shareholders of the Target Portfolios.  The Target Portfolio shareholders will be receiving the ETF shares in connection with the Reorganizations and will not be transacting in creation units with the Acquiring Portfolios, so this

U.S. Securities and Exchange Commission
June 8, 2021

information is not material with respect to the Reorganizations. The Target Portfolios have filed 18f-1 elections and the Acquiring Portfolios have not. While not discussing the differences in 18f-1 elections specifically; the Information Statement/Prospectus has provided disclosure about the differences in transacting in ETF shares as compared to transacting in mutual fund shares.

2. Comment.  In the President’s Letter, in the discussion with respect to lower fees, in addition to the discussion with respect to management fees, please also include disclosure with respect to the overall effect on total expenses.

Response.  The Registrant has included the following revisions:

2.	Lower Fees: Each reorganization will result in significant management fee reductions and lower total expense ratios. Following the reorganization into the new ETF:
a.
The Dimensional International Value ETF management fee will be 0.30%, as compared to the management fee for the Tax-Managed DFA International Value Portfolio of 0.45%, this represents a 33% reduction; and

b.
The Dimensional World ex U.S. Core Equity 2 ETF management fee will be 0.25%, as compared to the management fee for the T.A. World ex U.S. Core Equity Portfolio of 0.30%, this represents a 17% reduction.

3. Comment. On page iv, the answer to the Q&A on why the Reorganizations are occurring, states that the Reorganizations may provide greater benefits with respect to the management of capital gains distributions.  As in a prior N-14 Registration Statement of the Registrant, please consider discussing that the Reorganizations may provide greater tax efficiency, which is complementary to the investment objectives of the Target Portfolios.

Response. The Registrant has revised the disclosure as requested.

4. Comment.  On page iv, the answer to the Q&A on why the Reorganizations are occurring, states that shareholders in an ETF are largely only subject to capital gains on their investment when they sell their ETF shares. Please explain supplementally what “largely” means with respect to this disclosure.

Response.  The Registrant believes that due to the in-kind redemption process of the ETF structure that the Acquiring Portfolios will not be required to sell portfolio securities as often as a mutual fund to meet redemptions or rebalance the Portfolio, and thus experience minimal realization of capital gains from the sale of portfolio securities that would be distributed to shareholders.

5. Comment.  On page vii, in the answer to “What do I need to do to prepare for the Reorganizations,” the Registrant notes the use of AST as a co-transfer agent for the Acquiring Portfolios. Who will be paying the costs of AST’s services and has the Registrant included these costs as costs related to the Reorganizations?

Response.  The costs for AST’s services as a co-transfer agent will be borne by each respective Acquiring Portfolio. The Registrant has not included the fees to be paid to AST as reorganization costs in the disclosure because these costs are service provider costs of each Acquiring Portfolio and are included in the “Other Expenses” in the “Total Annual Fund Operating Expenses” table for each Acquiring Portfolio.

6. Comment. On page 8 of the Information Statement/Prospectus, the disclosure states as

U.S. Securities and Exchange Commission
June 8, 2021

follows:  “Shares of the Acquiring Portfolios are not issued in fractional shares, so for some shareholders, fractional shares of a Target Portfolio may be redeemed at NAV immediately prior to the Reorganization resulting in a small cash payment, which will be taxable.”  Please clarify whether this disclosure should be revised to read “will be redeemed at NAV” instead of “may be redeemed at NAV.”

Response.  The Registrant has revised the disclosure to state that any fractional shares that are redeemed in cash will be redeemed at NAV.

7. Comment.  On page 9 of the Information Statement/Prospectus, where the disclosure reads that each Target Portfolio will pay all or a portion of the costs and expenses resulting from its respective Reorganization, please clarify what is meant by the phrase “all or a portion.”

Response. The Registrant has revised the disclosure to add a parenthetical to further explain the identified wording so that the disclosure reads as follows:

“Each Target Portfolio will pay all or a portion of the costs and expenses resulting from its respective Reorganization (subject to the cap on Reorganization expenses described below) . . .”.

8. Comment.  On page 9 of the Information Statement/Prospectus, with respect to the list of costs and expenses of the Reorganization, please clarify that “charges by service providers” identified in the list do not include the cost of the stock transfer agent, AST, and that the cost of AST will be borne by the Acquiring Portfolios.

Response.  The Registrant has revised the disclosure as requested.

9. Comment.  With respect to the Fee Waiver and Expense Assumption Agreement (“Waiver Agreement”) for the World ex U.S. Portfolio, please confirm that there will be no recoupment by the Advisor of previously waived fees under this Target Portfolio’s Waiver Agreement after the Reorganization.

Response. The Registrant confirms that the Advisor does not anticipate recouping any previously waived fees under the Target Portfolio’s Waiver Agreement after the Reorganization.

10. Comment.  On page 18, in the second paragraph under the heading “Fee Waiver and Expense Assumption Agreements,” please clarify that the disclosure relates to the Waiver Agreement for each of the Target Portfolio and Acquiring Portfolio.

Response.  The Registrant has revised the disclosure as requested.

11. Comment.  Please confirm that each Reorganization was unanimously approved by the Board of DFAIDG for the Target Portfolios.

Response. Each Reorganization was unanimously approved by the Board of DFAIDG.

12. Comment.  In the “Reasons for the Reorganizations” section of the Information Statement/Prospectus, please disclose all adverse consequences of the Reorganizations that were considered by the Board.

Response. The Registrant has disclosed all adverse consequences of the Reorganizations

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June 8, 2021

considered by the DFAIDG Board in the bullet point list provided in the “Reasons for the Reorganizations” section of the Information Statement/Prospectus.

13. Comment.  In the “Reasons for the Reorganizations” section of the Information Statement/Prospectus, if any alternatives to the Reorganizations were considered by the Board, please disclose such alternative actions in this section.

Response.  The Board of DFAIDG did not consider any alternatives to the Reorganizations.

14. Comment.  On page 29, with respect to the list of risks for World ex U.S. Portfolio and World ex U.S. ETF, please add “China Investment Risk” to the list if this is a principal risk of the Portfolios.

Response. The Registrant has revised the disclosure accordingly.

15. Comment.  On page 38 of the Information Statement/Prospectus, please change the name of the document list from “Exhibits” to “Appendix” to avoid confusion because the Form of Agreement and Plan of Reorganization also has an Exhibit.

Response. The Registrant will change the reference in the Agreement and Plan of Reorganization from “Exhibit A” to “Appendix A” to avoid confusion.

16. Comment.  In the Part C, with respect to the Agreements filed as “Forms of,” please confirm that final Agreements will be filed in a post-effective amendment.

Response.  The Registrant confirms that final Agreements will be filed in a post-effective amendment.

* * * * * *

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
Dimensional ETF Trust